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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X]	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2004

OR

[ ]	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from _________ to ____________ Commission file number 000-50351

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

Genesis HealthCare Corporation 401(k)

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Genesis HealthCare Corporation 101 East State Street Kennett Square, PA 19348 (610) 444-6350

Genesis HealthCare Corporation Union 401(k) Plan Financial Statements, Supplemental Schedule and Exhibits as of December 31, 2004 and 2003 and for the year ended December 31, 2004.

The following plan financial statements, schedules and reports, have been prepared in accordance with the financial reporting requirements of ERISA.

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Items 1 – 3:	Not applicable under ERISA filing.

Item 4:	Financial Statements and Exhibits.

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GENESIS HEALTHCARE CORPORATION
401(K) PLAN

Financial Statements and Supplemental Schedule

December 31, 2004 and 2003

(With Report Of Independent Registered Public Accounting Firm Thereon)

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GENESIS HEALTHCARE CORPORATION
401(K) PLAN

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Report of Independent Registered Public Accounting Firm

The Pension Committee and the Participants
Genesis HealthCare Corporation 401(K) Plan:

We have audited the accompanying statements of net assets available for benefits of the Genesis HealthCare Corporation 401(K) Plan (the Plan) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the year ended December 31, 2004 and for the period December 1, 2003 (the inception of the Plan) through December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 and for the period December 1, 2003 (the inception of the Plan) through December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                                                                                                                      /s/ KPMG LLP

Philadelphia, Pennsylvania
June 17, 2005

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GENESIS HEALTHCARE CORPORATION
401(K) PLAN

Statements of Net Assets Available for Benefits

December 31, 2004 and 2003

	2004	2003

Assets:
Investments, at fair value	$172,092,736	$144,226,000
Employer matching receivable	4,206,126	4,120,838
Employee contribution receivable	390,857	294,119
Loans to participants	6,059,028	4,899,672

Total assets	182,748,747	153,540,629

Net assets available for benefits	$182,748,747	$153,540,629

See accompanying notes to financial statements.

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GENESIS HEALTHCARE CORPORATION
401(K) PLAN
Statements of Changes in Net Assets Available for Benefits

Year ended December 31, 2004 and for the period December 1, 2003 (the inception of the Plan) through December 31, 2003

	2004	2003

Additions:
Contributions:
Employees	$22,763,019	$1,039,724
Employer	3,943,203	4,120,838
Rollovers	571,288	516
Net appreciation in fair value of investments	12,322,415	1,217,823
Interest income and dividends	3,903,437	8,766
Transfers from affiliated plans	2,103,939	147,170,423

Total additions	45,607,301	153,558,090

Deductions:
Benefit payments	14,991,633	8,328
Administrative fees	953,668	—
Transfers to affiliated plans	453,882	9,133

Total deductions	16,399,183	17,461

Net increase	29,208,118	153,540,629
Net assets:
Beginning of period	153,540,629	—

End of period	$182,748,747	$153,540,629

See accompanying notes to financial statements.

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(1)	Description of the Plan

The following description of the Genesis HealthCare Corporation 401(K) Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a)	General

The Plan is for the benefit of all employees of Genesis HealthCare Corporation (the Company) who complete six consecutive months during which they have been credited with at least 500 hours of service in their first six months, or if initial eligibility is not met, employees who complete 12 consecutive months of service during which they have been credited with at least 1,000 hours of service in their first year or any calendar year thereafter, and who have not been employed under the terms and conditions of a collective bargaining agreement. The Plan was adopted on December 1, 2003, and is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and Section 401(k) of the Internal Revenue Code.

Effective December 1, 2003, Genesis Health Ventures, Inc. (GHV) changed its name to NeighborCare, Inc. and completed the distribution (the spin-off) of the common stock of the Company to its shareholders. As a result of the spin-off, the Company adopted the Plan and assets held on behalf of participants who became Genesis HealthCare Corporation employees were transferred from the Genesis Health Ventures, Inc. Retirement Savings Plan (the GHV Plan) to the Plan.

(b)	Contributions

Eligible employees may make a voluntary, tax-deferred annual contribution of up to $13,000 to the Plan for the year ended December 31, 2004. This figure is adjusted annually for inflation as provided under the Internal Revenue Code. In addition, each eligible participant who has attained age 50 before the close of the Plan year is eligible to make catch-up contributions in accordance with, and subject to the limitations of, Section 414(v) of the Internal Revenue Code. For 2004, the catch-up contribution limitation is $3,000.

Each plan year, the board of directors of the Company may fix the proportionate matching contribution at any level, and intends to announce the level of such contributions in advance of each plan year. For the 2004 plan year, the board approved matching contributions of $4,206,126 on behalf of each participant representing the amount of 50% of the individual’s contribution to the Plan, limited to 1.5% for non-highly compensated employees and 1% of highly compensated employees of the employee’s annual salary. For the 2003 plan year, the board approved matching contributions of $4,120,838 on behalf of each participant representing the amount of 50% of the individual’s contribution to the Plan, limited to 1.5% for non-highly compensated employees and 1% of highly compensated employees of the employee’s annual salary. The 2003 plan year matching contribution was earned by employees during their participation in both the GHV Plan and the Plan, as though both plans were combined.

The Company may also elect to make an additional profit-sharing contribution to the Plan. Such contribution is a discretionary contribution, subject to approval by the Company’s board of directors. The Company did not elect to make any profit-sharing contributions for the years ended December 31, 2004 and 2003.

In order for a participant to share in the employer’s matching and/or profit-sharing contributions for any plan year, the participant must have met one of the following conditions during the plan year to be considered an “active participant:”

(a)	Remained employed on the last day of the plan year;

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(b)	retired;

(c)	died; or

(d)	became disabled.

In addition, a participant is also required to have a minimum of 1,000 hours of service in the plan year to share in profit-sharing contributions.

(c)	Forfeitures

Forfeitures of non-vested Company contributions are used to offset such future contributions.

(d)	Participant Accounts

Participants have a nonforfeitable interest in their contributions at all times, although there are certain restrictions and options on withdrawals. The participants’ vested interest in their accounts under the Plan as it is attributable to employer matching contributions and employer profit-sharing contributions is as follows:

(a)	With regard to employer matching contributions and employer profit-sharing contributions made to the GHV Plan or the Plan for years after December 31, 2001:

Participant’s
Participant’s	vested
years of vesting service	percentage

Less than 2 years of vesting service	None
2 years of vesting, but fewer than 3	20%
3 years of vesting, but fewer than 4	40%
4 years of vesting, but fewer than 5	60%
5 years of vesting, but fewer than 6	80%
6 years or more	100%

(b)	With regard to employer matching contributions and employer profit-sharing contributions made to the GHV Plan for Plan years on or before December 31, 2001:

Participant’s
Participant’s	vested
years of service	percentage

Fewer than five years	None
Five years or more	100%
Attainment of age 65, death, or disability while in the
employ of the Company	100%

The Plan provides for modification of the vesting schedule to 100% after three or more years of service in certain situations.

(e)	Payment of Benefits

Normal and deferred retirement benefits, disability benefits, and vested benefits are generally distributed as a single sum. A participant may request that normal retirement benefits be distributed in approximately equal installments over a period of years not to exceed the life expectancy of the participant and the participant’s designated beneficiary.

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(f)	Investment Income

Unrealized appreciation (depreciation) of investments is determined based upon quoted market values. Dividends, interest income, and capital gains (losses) are reinvested. Such amounts are added to or deducted from the participants’ accounts based on the terms of the Plan.

(g)	Transfers

Participants are able to transfer assets between the Plan and other Genesis HealthCare Corporation sponsored plans. The transfers from affiliated plans in 2003 relate primarily to the transfer in connection with the adoption of the Plan as described in note 1(a).

(2)	Summary of Significant Accounting Policies

The accompanying financial statements have been prepared on the accrual basis of accounting and present the net assets available for plan benefits and changes in those net assets.

(a)	Administrative Expenses

Most administrative expenses incurred in the operation of the Plan are paid by the Plan.

(b)	Investment Valuation

Investments in common collective trust funds and certain Trustee sponsored mutual funds (collectively, common funds) are stated at estimated fair values, which have been determined based on the unit or share values of the funds. Unit or share values are determined by the financial institution sponsoring such funds by dividing the fund’s net assets at fair value by its units or shares outstanding at year-end. The fair values of the underlying investments of these funds are based upon quoted market prices.

Investments in mutual funds are stated at fair value based upon quoted market prices.

Investments in unitized common stock funds (common stock funds) are reported at fair value based upon quoted asset values of shares of the fund. As of December 31, 2004 and 2003, the common stock funds, held shares of common stock of either NeighborCare, Inc. or Genesis HealthCare Corporation (company common stock) and a money market or cash account. The shares of company common stock held are stated at fair value based upon the closing sales price of the common stock at year-end. The money market account is stated at its estimated fair value, which as of December 31, 2004 and 2003 was $120,952 and $52,306, respectively.

(c)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

(3)	Investments

All investments are as directed by Plan participants. A participant may direct contributions in any of the following investment options in increments of 1%:

AIM Basic Value Fund seeks long-term capital appreciation and invests in large value companies.

American Century Small Company Fund for Advice Track(AT) invests primarily in common stocks.

American Century Small Company Fund invests primarily in common stocks.

American Funds Growth Fund of America invests primarily in common stocks.

Artisan Small Cap Fund invests primarily in common stocks.

Dreyfus Mid Cap Index Fund invests in mid-cap equity companies.

Evergreen Emerging Markets Growth Fund for Advice Track invests primarily in growth equities in emerging market regions.

Evergreen International Bond Fund for Advice Track invests primarily in foreign bonds.

Evergreen International Equity Fund I for Advice Track invests primarily in common stocks.

Evergreen Strategic Growth Fund for Advice Track invests primarily in common stocks.

Federated Capital Preservation Fund invests primarily in guaranteed investment contracts.

Harbor Small Cap Value Fund for Advice Track invests primarily in common stocks.

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Pimco High Yield Fund I for Advice Track invests primarily in high yield bonds.

T. Rowe Price Equity Income Fund for Advice Track invests primarily in common stocks.

Templeton Growth Fund invests primarily in common stocks with a flexible investment policy.

Vanguard Wellington Fund invests in a balance of equities and fixed income securities.

Wachovia (WBNA) Diversified Bond Group Trust Fund invests in full maturity bonds.

Wachovia Diversified Bond Group Trust Fund for Advice Track invests in full maturity bonds.

Wachovia Enhanced Stock Market Fund invests in large-cap equity index companies.

Wachovia Enhanced Stock Market Fund for Advice Track invests in large-cap equity index companies.

Wachovia Stable Investment Fund for Advice Track invests in equity index companies.

Genesis HealthCare Corporation Stock Fund invests in Company common stock.

NeighborCare Stock Fund invests in common stock of the Company’s former parent (no contributions to this Fund after December 1, 2003).

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The following presents the investment balances at December 31, 2004 and 2003:

	December 31

	2004	2003

AIM Basic Value Fund	$2,094,407	$1,256,883
American Century Small Company Fund for Advice Track	91,860	—
American Century Small Company Fund/ADV	2,900,298	—
American Funds Growth Fund of America*	33,673,444	29,755,726
Artisan Small Cap Fund for Advice Track	21,375	—
Dreyfus Mid Cap Index Fund	6,058,843	3,950,140
Evergreen Emerging Market Growth Fund I for Advice Track	95,561	—
Evergreen International Bond Fund I for Advice Track	746,964	—
Evergreen International Equity Fund I for Advice Track	574,171	—
Evergreen Strategic Growth Fund I for Advice Track	940,057	—
Federated Capital Preservation Fund*	31,744,144	31,714,755
Harbor Small Cap Value Fund for Advice Track	6,050	—
MFS New Discovery Fund	—	2,103,076
Pimco High Yield Fund I for Advice Track	954,754	—
T. Rowe Price Equity Income Fund for Advice Track	1,255,369	—
Templeton Growth Fund*	24,571,584	20,057,561
Vanguard Wellington Fund*	30,628,666	24,848,789
Wachovia Diversified Bond Group Trust Fund for Advice Track	831,323	—
Wachovia Diversified Bond Group Trust Fund*	17,065,059	17,444,692
Wachovia Enhanced Stock Market Fund for Advice Track	340,612	—
Wachovia Enhanced Stock Market Fund*	14,738,047	12,223,056
Wachovia Stable Investment Fund for Advice Track	837,176	—
Genesis HealthCare Corporation Stock Fund	1,458,427	289,176
NeighborCare Stock Fund	464,545	582,146

	$172,092,736	$144,226,000

*Represents 5% or more of the Plan’s net assets.

During the year ended December 31, 2004 and the period from December 1, 2003 to December 31, 2003, the Plan’s investments (including investments bought, sold, and held during the year) appreciated in value by $12,322,415 and $1,217,823, respectively, as follows:
	2004	2003

Mutual Funds	$7,930,344	$941,532
Common Funds	3,754,999	244,243
Common Stock Funds:
Genesis HealthCare Corporation Stock Fund	382,598	5,450
NeighborCare Stock Fund	254,474	26,598

	$12,322,415	$1,217,823

(4)	Forfeitures

The employer contributions for the 2004 and 2003 plan years were made subsequent to Plan year-end, and were offset by non-vested forfeiture accounts. As of December 31, 2004 and 2003, forfeiture accounts used for the reduction of such employer contributions were $266,982 and $267,820, respectively.

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(5)	Income Taxes

A determination letter has not been received for the Plan. The Company believes the Plan is designed and being operated in compliance with the applicable requirements of the Internal Revenue Code; therefore, the Company believes that the Plan is qualified and related trust is tax exempt as of the financial statement date.

(6)	Plan Termination

Although it has not expressed any intent to do so, the Company reserves the right to amend, suspend, and/or terminate the Plan at any time. Upon termination, all participants will become fully vested in the amounts standing to their credit under the Plan.

(7)	Loan Fund

Participants are able to borrow up to 50% of their vested balance with a minimum loan of $1,000 and a maximum loan of $50,000. Such loans are generally repaid through payroll deductions over a period not to exceed five years and bear interest at prime rate at the date of the loan. Only one loan outstanding at a time is permitted. Prior plans merged into the Plan permitted multiple loans, which were grandfathered into the Plan. Interest rates range from 4.00% to 9.50% as of December 31, 2004 and 2003.

(8)	Party-in-Interest Transactions

Plan investments in the American Century Small Company Fund for Advice Track, the Evergreen Emerging Markets Growth Fund for Advice Track, the Evergreen International Bond Fund for Advice Track, the Evergreen International Equity Fund I for Advice Track, the Evergreen Strategic Growth Fund for Advice Track, the Harbor Small Cap Value Fund for Advice Track, the Pimco High Yield Fund I for Advice Track, the T. Rowe Price Equity Income Fund for Advice Track, the Wachovia Diversified Bond Group Trust Fund, the Wachovia Diversified Bond Group Trust Fund for Advice Track, the Wachovia Enhanced Stock Market Fund, the Wachovia Enhanced Stock Market Fund for Advice Track, and the Wachovia Stable Investment Fund for Advice Track are shares of funds managed by Wachovia Bank N.A., the trustee. These transactions qualify as party-in-interest transactions.

Plan investments in Genesis HealthCare Corporation invest in shares of the plan sponsor’s publicly traded stock. These transactions qualify as party-in-interest transactions.

The Plan incurred $796,298 and $0 of administrative fees for Wachovia’s trustee and record-keeping services in 2004 and 2003, respectively, and is included in administrative fees on the statements of changes in net assets available for benefits. These transactions qualify as party-in-interest transactions.

(9)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits as of December 31, 2004 and 2003 from the financial statements to the Form 5500:

	2004	2003

Net assets available for benefits per the
financial statements	$182,748,747	$153,540,629
Employer and participant receivables	(4,596,983)	(4,414,957)

Net assets available for benefits per the the Form 5500	$178,151,764	$149,125,672

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		Schedule 1
GENESIS HEALTHCARE CORPORATION
401(K) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2004

	Shares or
Description	face amount	Fair value

Funds:
AIM Basic Value Fund	64,602	$2,094,407
American Century Small Company Fund for Advice Track*	8,154	91,860
American Century Small Company Fund/ADV	286,591	2,900,298
American Funds Growth Fund of America	1,242,563	33,673,444
Artisan Small Cap Fund for Advice Track*	2,000	21,375
Dreyfus Mid Cap Index Fund	231,342	6,058,843
Evergreen Emerging Market Growth Fund I for Advice Track*	6,248	95,561
Evergreen International Bond Fund I for Advice Track*	60,919	746,964
Evergreen International Equity Fund I for Advice Track*	39,769	574,171
Evergreen Strategic Growth Fund I for Advice Track*	81,349	940,057
Federated Capital Preservation Fund	2,664,687	31,744,144
Harbor Small Cap Value Fund for Advice Track*	408	6,050
Pimco High Yield Fund I for Advice Track*	82,733	954,754
T. Rowe Price Equity Income Fund for Advice Track*	97,426	1,255,369
Templeton Growth Fund	1,073,464	24,571,584
Vanguard Wellington Fund	1,014,530	30,628,666
Wachovia Diversified Bond Group Trust Fund for Advice Track*	79,749	831,323
Wachovia Diversified Bond Group Trust Fund*	438,492	17,065,059
Wachovia Enhanced Stock Market Fund for Advice Track*	27,430	340,612
Wachovia Enhanced Stock Market Fund*	184,014	14,738,047
Wachovia Stable Investment Fund for Advice Track*	81,086	837,176
Stock Fund:
Genesis HealthCare Corporation Stock Fund *	94,148	1,458,427
NeighborCare Stock Fund	23,836	464,545
Loans to participants (interest rates range from 4.00% to 9.50%)*		6,059,028

Total investments		$178,151,764

* Represents a party-in-interest.

See accompanying report of independent registered public accounting firm.

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SIGNATURES

The Plan: Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereto duly authorized.

GENESIS HEALTHCARE CORPORATION 401(k) PLAN

(Name of Plan)

Date: June 29, 2005

                                                                                By: /s/ James W. Tabak
                                                                                James W. Tabak,
                                                                                Sr. Vice President, Human Resources
                                                                                Genesis HealthCare Corporation

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EXHIBIT INDEX

Item

23	Consent of Independent Registered Public Accounting Firm